FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number 2-68279

RICOH COMPANY, LTD.

(Translation of Registrant’s name into English)

13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☑        Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐         No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ricoh Company, Ltd.
(Registrant)

Date: June 26, 2012	By:	/s/ Takashi Nakamura
Name: Takashi Nakamura
Title: Deputy President
Chief Human Officer

(Translation)	(Securities Code: 7752) June 26, 2012

NOTICE OF RESOLUTIONS

AT THE 112TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

The Company hereby informs you of the reports submitted and resolutions reached at its 112th Ordinary General Meeting of Shareholders.

Yours faithfully,
Shiro Kondo, Representative Director, President and Chief Executive Officer Ricoh Company, Ltd. 1-3-6 Nakamagome, Ohta-ku, Tokyo

Reported items:

1.      The Business Report, Consolidated Financial Statements and the results of the audit of the Consolidated Financial Statements by Accounting Auditors and the Board of Corporate Auditors for the fiscal year ended March 31, 2012 (from April 1, 2011 to March 31, 2012) were reported.

2. The Non-Consolidated Financial Statements for the fiscal year ended March 31, 2012 (from April 1, 2011 to March 31, 2012) were reported.

Resolved items:
Agenda 1:	Appropriation of surplus

Approved as proposed. (The year-end dividend is ¥8.5 per share.)

Agenda 2:	Election of twelve (12) Directors

Approved as proposed, with the reelection and reappointment of Messrs. Masamitsu Sakurai, Shiro Kondo, Zenji Miura, Hiroshi Kobayashi, Shiro Sasaki, Nobuo Inaba, Eiji Hosoya and Mochio Umeda, and with the new election and appointment of Messrs. Yozo Matsuura, Yoshinori Yamashita, Kunihiko Sato and Kunio Noji. All of them have assumed their respective offices.

Messrs. Eiji Hosoya, Mochio Umeda and Kunio Noji are Outside Directors.

Agenda 3:	Election of one (1) Corporate Auditor Approved as proposed, with the reelection and reappointment of Mr. Takao Yuhara. He has assumed his office. Mr. Takao Yuhara is an Outside Corporate Auditor.

Agenda 4:

Election of one (1) Substitute Corporate Auditor

Approved as proposed, with the reelection and reappointment of Mr. Kiyohisa Horie.

Mr. Kiyohisa Horie is a Substitute Corporate Auditor for Outside Corporate Auditor.

PAYMENT OF DIVIDENDS

It was resolved at the meeting to pay a year-end dividend of ¥8.5 per share (¥25 for the full fiscal year). Please review the enclosed year-end dividend warrant and receive the dividend payment within the payment period (from June 27, 2012 to July 31, 2012).

We have enclosed for your attention a dividend account statement and a remittance notice for shareholders who have specified a bank account transfer, and a dividend account statement and a notice on how to receive your dividend for shareholders who have specified the system of dividend allotment in proportion to the number of shares held.

DIVIDEND ACCOUNT STATEMENT

The enclosed dividend account statement also serves as a notice of payment, which is required to be sent to each shareholder by the provisions of the Act on Special Measures Concerning Taxation. The statement may serve as an attached document for your filing of final income tax returns.

Shareholders who have selected to receive dividends by the dividend warrant also receive the dividend account statement enclosed herewith at each dividend payment. Shareholders who file income tax returns should store the statement in a safe location.

APPENDIX

1. DIRECTORS

The Company’s Directors as of June 26, 2012 are as follows:

Director:	Masamitsu Sakurai
*Director:	Shiro Kondo
*Director:	Zenji Miura
Director:	Hiroshi Kobayashi
Director:	Shiro Sasaki
Director:	Nobuo Inaba
Director:	Yozo Matsuura
Director:	Yoshinori Yamashita
Director:	Kunihiko Sato
**Director:	Eiji Hosoya
**Director:	Mochio Umeda
**Director:	Kunio Noji

Note:	* denotes Representative Directors.
** denotes Outside Directors.

2. CORPORATE AUDITORS

The Company’s Corporate Auditors as of June 26, 2012 are as follows:

Senior Corporate Auditor (Full-time):	Yuji Inoue
Corporate Auditor (Full-time):	Mitsuhiro Shinoda
**Corporate Auditor:	Takao Yuhara
**Corporate Auditor:	Tsukasa Yunoki

Note:	** denotes Outside Corporate Auditors.

3. EXECUTIVE OFFICERS

The Company’s Executive Officers as of June 26, 2012 are as follows:

Chairman
Masamitsu Sakurai

President and Chief Executive Officer
Shiro Kondo

Deputy President
Zenji Miura

Corporate Executive Vice Presidents
Hiroshi Kobayashi
Shiro Sasaki
Nobuo Inaba
Yozo Matsuura
Yoshinori Yamashita
Kunihiko Sato

Corporate Senior Vice Presidents
Terumoto Nonaka
Kenichi Kanemaru
Soichi Nagamatsu
Kenichi Matsubayashi
Hidetsugu Nonaka
Katsumi Kurihara
Kunihito Minakawa
Seiji Sakata

Corporate Vice Presidents
Yutaka Ebi
Junichi Matsuno
Masayuki Ishihara
Masahiro Nakamura
Hidenobu Endoh
Kazuo Nishinomiya
Hisao Murayama
Yasutomo Mori

[Group Executive Officers]

Corporate Senior Vice President
Sadahiro Arikawa

Corporate Vice Presidents
Daisuke Segawa
Shuzo Saito
Takashige Itoh
Nobuaki Majima
Kiyotaka Yamada
Kiyoshi Tsujita

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